SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         (FEE REQUIRED)

         For the fiscal year ended December 31, 2003

                                       Or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         (No Fee Required)

         For the transition period from
                                        ----------------  to  -----------------

         Commission File No. 1-13726


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE
                                STOCK BONUS PLAN
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                             OKLAHOMA CITY, OK 73118

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2003 and 2002

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Contents
December 31, 2003 and 2002
--------------------------------------------------------------------------------


                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................2

Statements of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements.................................................4

SUPPLEMENTAL SCHEDULES

Schedule of Assets (Held at End of Year).....................................10

Schedule of Reportable Transactions..........................................11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the Members of the Employee Compensation and Benefits Committee of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan


In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

June 25, 2004
Oklahoma City, Oklahoma

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------


                                                     2003            2002
Assets
Investments                                    $ 53,858,347     $ 28,010,785
Receivables
    Employer contributions                           54,230           84,673
    Participants' contributions                     131,785           85,053
    Dividends                                        98,622           72,339
                                               --------------   ---------------
       Total assets                              54,142,984       28,252,850
                                               --------------   ---------------

Liabilities
Accrued liabilities                                  18,780           28,794
                                               ---------------   --------------
        Net assets available for benefits       $ 54,124,204     $ 28,224,056
                                              ================  ===============









































  The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
-------------------------------------------------------------------------------

                                                      2003           2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Interest and dividends                          $    588,381     $    293,691
Net appreciation in fair value of investments     18,439,319        1,572,008
                                                --------------   --------------
Total investment income                           19,027,700        1,865,699
                                                --------------   --------------
Contributions
Employer                                           3,929,615        2,876,857
Participants                                       4,446,710        3,507,850
                                                --------------   --------------
Total contributions                                8,376,325        6,384,707
                                                -------------    --------------
Total additions                                   27,404,025        8,250,406
                                                -------------    --------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                      1,444,781          693,203
Administrative expenses                               59,096           54,235
                                                --------------   --------------
Total deductions                                   1,503,877          747,438
                                                --------------   --------------
Net increase                                      25,900,148        7,502,968

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                 28,224,056        20,721,088
                                                --------------   --------------
                                                $ 54,124,204     $  28,224,056
                                                ==============   ==============
































  The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL
         The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation and its subsidiaries (the "Company"), except for the employees of NOMAC Drilling Corporation, a wholly-owned subsidiary.

         CONTRIBUTIONS
         Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company makes matching contributions of 100 percent of the first 15 percent of participant contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. No discretionary profit sharing contributions were made in 2003 and 2002. Contributions are subject to certain limitations.

         The Company's matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock (the "Common Stock") on the open market. Participants may also elect to direct all or a portion of their contributions into the Common Stock. Participants may not transfer or liquidate their investment in Common Stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59 1/2.

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions plus actual earnings thereon is based on years of credited service or participant's age. Prior to July 1, 2003, participants received benefits based on a vesting schedule that provided for 100 percent vesting upon completion of six years of credited service. Effective July 1, 2003, a participant will be 100 percent vested after five years of credited service.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


         PARTICIPANT NOTES RECEIVABLE
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on loans outstanding at December 31, 2003 ranged from 4.00 percent to 9.50 percent.

         PAYMENT OF BENEFITS
         Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or have the value rolled over to another qualified plan or IRA. Those participants who were Plan participants as of December 31, 1999 may elect to receive benefits in the form of annuity payments.

         AMOUNTS FORFEITED
         Forfeited nonvested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Forfeited nonvested accounts totaled
         $100,489  and  $155,929  at December  31, 2003 and 2002,  respectively.
         During 2003 forfeited nonvested accounts of $63,008 were used to pay administrative expenses of the plan and $75,000 to reduce employer matching contributions.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices on the last business day of the year. Chesapeake Energy Corporation common stock is valued at the closing market price on the last business day of the year, according to the New York Stock Exchange. Participant loans receivable are valued at outstanding principal balance, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         RISKS AND UNCERTAINTIES
         Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         RECLASSIFICATIONS
         Certain reclassification adjustments have been made in the December 31, 2002 statement of net assets available for benefits to conform to the current year presentation.

3.       INVESTMENTS
         The following presents investments that represented five percent or more of the Plan's net assets:


                                                             2003              2002

         Chesapeake Energy Corporation Common Stock    $ 38,265,445  *    $ 18,663,410 *
         Fidelity Retirement Money Market Fund            1,961,837 **       2,008,864

          *  Balances   include   nonparticipant-directed   investments.

         **  Amount represents less than five percent of net assets at December
            31, 2003, and is presented for comparative purposes only.

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2003              2002

         Mutual funds                           $  2,600,468      $ (1,238,182)
         Common stocks                            15,838,851         2,810,190
                                                --------------    --------------
                                                $ 18,439,319      $  1,572,008
                                                ==============    ==============

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


4. NONPARTICIPANT-DIRECTED INVESTMENTS

         Investment in the Chesapeake Energy Corporation common stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Chesapeake Energy Corporation common stock is as follows:


                                                               2003                 2002

         NET ASSETS
         Chesapeake Energy Corporation common stock      $  38,265,445         $  18,663,410
                                                         ---------------       ----------------

         CHANGES IN NET ASSETS
         Contributions                                   $   4,605,462         $   3,350,369
         Dividend income                                       339,572                36,850
         Net appreciation                                   15,838,851             2,810,190
         Benefits paid to participants                        (980,729)             (372,741)
         Transfers to other investment options, net           (201,121)             (227,859)
                                                         ---------------        ---------------
                                                         $  19,602,035         $   5,596,809
                                                         ===============       ================

5. PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of Chesapeake Energy Corporation common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and, therefore, transactions in mutual funds managed by Fidelity Investments qualify as party-in-interest transactions.


6. TAX STATUS

         The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan's financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


7. PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.


8. CONCENTRATION OF INVESTMENTS

         As of December 31, 2003 net assets available for benefits in the amount of $38,265,445 and $14,316,827 were invested in Chesapeake Energy Common Stock and mutual funds managed by Fidelity Investments, respectively.


9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as of December 31, 2003 and 2002, as reflected in the accompanying financial statements, to the Form 5500:


                                                                                   2003                  2002
         Net assets available for benefits per the financial statements      $  54,124,204         $   28,224,056
         Add:  Accrued administrative expenses                                      18,780                 28,794
         Less:  Accrued dividend income                                                  -                (72,339)
                                                                             ----------------      ----------------
         Net assets available for benefits per the Form 5500                 $  54,142,984         $   28,180,511
                                                                             ================      ================

         The following is a reconciliation  of  administrative  expenses for the
         years  ended   December  31,  2003  and  2002,   as  reflected  in  the
         accompanying financial statements, to the Form 5500:

                                                                                   2003                  2002
        Administrative expenses per the financial statements                 $      59,096         $       54,235
        Add:   Previous year accrued administrative expenses                        28,794                 27,319
        Less:  Current year accrued administrative expenses                        (18,780)               (28,794)
                                                                             ----------------      ----------------
        Administrative expenses per the Form 5500                            $      69,110         $       52,760
                                                                             ================      ================

         Administrative expenses are recorded on the Form 5500 when paid.

         The following is a reconciliation of interest and dividend income for the year ended December 31, 2003 and 2002, as reflected on the accompanying financial statements, to the form 5500:

                                                                                   2003               2002

         Interest and dividends per the financial statements                $     588,381         $       293,691
         Add:  Previous year accrued interest and dividend income                  72,339                      -
         Less:  Current year accrued interest and dividend income                       -                 (72,339)
                                                                             ----------------      ----------------
         Interest and dividends per the Form 5500                           $     660,720         $       221,352
                                                                             ================      ================


         Prior to January 1, 2003 dividend income was recorded on the Form 5500 when paid. Effective January 1, 2003 dividend income was recorded on the Form 5500 on the accrual basis of accounting.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2003                                                    Schedule 1
-------------------------------------------------------------------------------

                                                DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE
        IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                            CURRENT
         LESSOR, OR SIMILAR PARTY                 PAR, OR MATURITY VALUE              COST               VALUE

*   Chesapeake Energy Corporation                      Common Stock                 $14,147,749      $  38,265,445
*   Fidelity Equity Inc.                               Mutual Funds                    **                  912,473
*   Fidelity Growth Co.                                Mutual Funds                    **                1,374,788
*   Fidelity Inter Bond                                Mutual Funds                    **                  291,768
*   Fidelity OTC Portfolio                             Mutual Funds                    **                  525,858
*   Fidelity Low Priced Stock Fund                     Mutual Funds                    **                2,175,546
*   Fidelity Aggressive Growth                         Mutual Funds                    **                1,137,226
*   Fidelity Diversified International
    Fund                                               Mutual Funds                    **                1,336,879
*   Fidelity Freedom Income                            Mutual Funds                    **                  108,918
*   Fidelity Freedom 2000                              Mutual Funds                    **                  118,732
*   Fidelity Freedom 2010                              Mutual Funds                    **                  932,876
*   Fidelity Freedom 2020                              Mutual Funds                    **                  824,289
*   Fidelity Freedom 2030                              Mutual Funds                    **                  415,546
*   Fidelity Freedom 2040                              Mutual Funds                    **                   37,879
*   Fidelity Retirement Money Market                   Mutual Funds                    **                1,961,837
*   Spartan US Equity Index                            Mutual Funds                    **                1,863,641
    Brokeragelink participant-directed          Common Stocks & Mutual Funds            **
         brokerage accounts                                                                                336,355
    Alger Small Cap Institutional                      Mutual Funds                    **                  177,039
    Templeton Foreign A                                Mutual Funds                    **                  141,602
    Lord Abbett Mid Cap Value                          Mutual Funds                    **                   81,108
*   Participant Loans                           Interest Rates Ranging From            **                  838,542
                                                4.00 percent to 9.50 percent
                                                                                                    --------------
                                                                                                    $   53,858,347
                                                                                                    ==============

 *  Identifies parties-in-interest

** Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Schedule of Reportable Transactions
Year Ended December 31, 2003                                         SCHEDULE 2
--------------------------------------------------------------------------------


                                                                         TOTAL           TOTAL
                                       NUMBER OF        NUMBER OF       PURCHASE        SELLING        NET GAIN
       DESCRIPTION OF ASSET            PURCHASES          SALES          PRICE           PRICE          (LOSS)
*Chesapeake Energy Corporation
 Stock Purchases                           33                 -      $ 4,303,570      $       -      $       -
                                           --                 -      ===========      ==========     ==========


* Identifies parties-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CHESAPEAKE ENERGY CORPORATION
                                        Savings and Incentive Stock Bonus Plan




                                  By:   /s/ MARY WHITSON
                                        ---------------------------------------
                                        Mary Whitson, Plan Administrator


Date:  June 28, 2004

 EXHIBIT INDEX


Exhibit                                  Description
-------                                  -----------

23     Consent of PricewaterhouseCoopers LLP